

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2023

David Platt, Ph.D.
Chairman
Bioxytran, Inc.
75 2nd Ave, Suite 605
Needham, MA 02494

> **Re: Bioxytran, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 30, 2023**
> **File No. 333-272691**

Dear David Platt:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note your revisions in response to prior comment 2 and reissue. Please further revise your disclosure to remove any implication that your product candidates will be safe or effective, as such conclusions are within the sole authority of the FDA and comparable foreign regulators. In this regard, your disclosure on page 2 continues to state the ProLectin-M technology provides for "rapid, cost-effective and validated development of safe new molecule." Disclosure on page 5 states that there is "clear evidence" that you have the ability to develop a drug to "mitigate or treat COVID-19." Please remove these statements, and any others like them, that imply you will be successful in developing your product candidates. We will not object to revised disclosure that instead presents the

objective data resulting from your clinical trials.

Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert J. Burnett, Esq.